Exhibit 99.1

Xyratex Ltd Adopts Shareholder Rights Plan and Declares Dividend Distribution of Preferred Share Purchase Rights

Havant, UK — December 17, 2012 — Xyratex Ltd (NASDAQ: XRTX), a leading provider of data storage technology, announced today that its Board of Directors has adopted a shareholder rights plan, pursuant to which the Board of Directors declared a dividend distribution of one preferred share purchase right on each outstanding common share of the Company.

Subject to limited exceptions, the preferred share purchase rights will be exercisable if a person or group acquires 15% or more of the Company’s common shares or announces a tender offer for 15% or more of the common shares.  Under certain circumstances, each right will entitle shareholders to buy one one-hundredth of a share of the newly created series A junior participating preference shares of the Company at an exercise price of $50.00.  The Board of Directors will be entitled to redeem the rights at $0.0001 per right at any time prior to the occurrence of a triggering event.

The rights are intended to enable all of the Company’s shareholders to realize the long-term value of their investment in the Company.  They do not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover.  The rights will expire on December 17, 2013.

The rights are designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium.

If a person acquires 15% or more of the outstanding common shares of the Company, each right will entitle the right holder to purchase, at the right’s then-current exercise price, a number of common shares having a market value at that time of twice the right’s exercise price.  We refer to the person who acquired 15% or more of the outstanding common shares of the Company as the “acquiring person”.  Rights held by the acquiring person will become void and will not be exercisable to purchase shares.  If the Company is acquired in a merger or other business combination transaction which has not been approved by the Board of Directors, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring company’s common stock having a market value at that time of twice the right’s exercise price.

The dividend will be distributed on January 4, 2013 to shareholders of record as of the close of business on January 3, 2013.  The rights will expire on December 17, 2013.  The rights distribution is not taxable to shareholders.

Safe Harbor Statement

This press release contains “forward-looking statements”’ within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission

(File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.. The Company assumes no obligation to update the forward-looking information contained in this release.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contact:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com